# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioNTech SE, CIK 0001776985
CUSIP: 09075V102
Title of class of securities: Ordinary Shares, no par value per share (EUR1.00 nominal amount) (including Ordinary Shares represented by American Depositary Shares)
Address of issuer's principal executive offices: AN DER GOLDGRUBE 12, MAINZ, Germany (2M), 55131
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001802897

## Reporting persons
- ATHOS KG: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 101,702,378; sole dispositive power 0; shared dispositive power 101,702,378; aggregate amount beneficially owned 101,702,378 (40.2% of the class)
- AT Impf GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 101,702,378; sole dispositive power 0; shared dispositive power 101,702,378; aggregate amount beneficially owned 101,702,378 (40.2% of the class)
- Thomas Maier: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 101,702,378; sole dispositive power 0; shared dispositive power 101,702,378; aggregate amount beneficially owned 101,702,378 (40.2% of the class)

## Item 1. Issuer
Name of issuer: BioNTech SE
Address of issuer's principal executive offices: AN DER GOLDGRUBE 12, MAINZ, GERMANY, 55131.

## Item 2. Person Filing
Name of person filing:
This Amendment No. 6 to Schedule 13G is being jointly filed by ATHOS KG, AT Impf GmbH and Thomas Maier, each of the foregoing, a "Reporting Person," and collectively, the "Reporting Persons." The sole member of AT Impf GmbH is ATHOS KG and, as a result, ATHOS KG is deemed to be the beneficial owner of the securities held by AT Impf GmbH. Thomas Maier is the general partner (komplementar) of ATHOS KG. The limited partners (kommanditisten) of ATHOS KG are members of the families of Thomas and Andreas Strungmann.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2022, which was attached as Exhibit 1 to Amendment No. 2 to Schedule 13G filed by the Reporting Persons, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is Bergfeldstrasse 9
83607 Holzkirchen.
Citizenship: ATHOS KG is a German limited partnership (Kommanditgesellschaft); AT Impf GmbH is a German limited liability company (Gesellschaft mit beschrankter Haftung); and Mr. Maier is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages, which were calculated based on 252,884,261 ordinary shares of the Issuer outstanding as of March 31, 2026, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on May 5, 2026.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See responses to Item 2(a) and Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See responses to Item 2(a) and Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ATHOS KG: /s/ Thomas Maier, Thomas Maier (Authorized Signatory) (05/14/2026)
- ATHOS KG: /s/ Stephan Sperber, Stephan Sperber (Authorized Signatory) (05/14/2026)
- AT Impf GmbH: /s/ Thomas Maier, Thomas Maier (Authorized Signatory) (05/14/2026)
- AT Impf GmbH: /s/ Stephan Sperber, Stephan Sperber (Authorized Signatory) (05/14/2026)
- Thomas Maier: /s/ Thomas Maier, Thomas Maier (05/14/2026)